Intrommune Therapeutics

A biopharmaceutical company developing a new, simple treatment for food allergies


groundbreaking

Invest $99.00 minimum investment

Invest

Introduction

Intrommune Therapeutics is a New York City-based biopharmaceutical company developing a new, simple treatment for food allergies. The company's toothpaste drug delivery platform offers an easy and safe way to retrain the immune system to reduce the risk of symptoms of food allergy, like throat swelling, stomach upset or even a life-threatening drop in blood pressure. Our first product candidate takes aim at peanut allergy. There is no FDA-approved treatment for peanut allergy or any other food allergy.

Problem

Food allergy is a serious and potentially life-threatening medical condition affecting 15 million people in the United States, including approximately 8% of children and 5% of adults. 17 million more deal with the condition in the European Union.

Food allergy reactions may vary unpredictably from mild to severe. Mild food allergy reactions may involve only a few hives or minor abdominal pain. Some food allergy reactions progress to severe systemic reactions, known as anaphylaxis. Anaphylaxis can lead to a drop in blood pressure, difficulty breathing, unconsciousness, and other life-threatening symptoms.

People with food allergies and their loved ones live in fear. Everyone affected is anxious for a solution.



Solution

Intrommune's novel drug delivery platform is called oral mucosal immunotherapy, or OMIT. OMIT is based on the principle of allergy immunotherapy, a technique that allergists have used to treat the underlying cause of respiratory allergies for over a century. Allergy immunotherapy is a long-term treatment for allergies. Patients receive tiny, carefully controlled amounts of the substance they are allergic to, like pollen or peanut proteins. Over time, their immune system learns that the substance is safe and allergic reactions become milder.

Intrommune is developing this technology in accordance with FDA guidelines. It will be fully developed and tested for safety and efficacy to ensure the best results for food allergy patients.

OMIT uses the unique ability of the lining of the mouth to retrain the immune system and reduce allergic reactions to foods like peanuts over time. The toothpaste platform has been specially designed for optimal safety, efficacy, and tooth-brushing experience. The dose of medication (peanut-derived protein) in the toothpaste is designed to be low enough to be safe, yet sufficient to trigger the immune system's desensitization process. Daily use of OMIT gradually increases the threshold of allergen that would normally trigger food allergy symptoms - to the point where an allergic person is protected against accidental ingestion of these foods. Research suggests that long-term, daily maintenance therapy is necessary to achieve and maintain this protection. Intrommune's great-tasting, cavity-fighting toothpaste makes that easy to do.



Market

In the United States, an estimated 15 million Americans have food allergies – 6 million children and 9 million adults. Food allergies are on the rise, with rates of peanut allergy tripling in children from 1997 to 2008.

Food allergies cause an estimated 200,000 hospital emergency room visits a year in the US. In 2013, food allergies had an estimated economic cost of $24.8 billion, or $4,184 per allergic child per year. Treating the underlying disease would save lives and significantly raise the quality of life of food allergy sufferers. It would also significantly reduce the total cost to healthcare systems.

Eight common foods – peanut, tree nut, wheat, milk, egg, soy, fish and shellfish – account for 90% of all food allergies. Peanut alone is responsible for up to 25% of childhood food allergies.

Competitive Landscape

Although there are no therapies available yet, the global peanut allergy market is estimated to be worth ~$8 billion annually. There are two public biotechnology companies that are developing different approaches to peanut allergy immunotherapy for this market. These companies are each currently worth over $1 billion. Their product candidates are now in clinical trials and have not yet received FDA approval. Their value highlights the enormous unmet need for FDA-approved peanut allergy therapies.

People with peanut allergy must strictly avoid peanuts and all foods that may contain even trace amounts of peanut. Unfortunately, it is rare that avoidance is entirely successful. Thus, they must be prepared to treat an unexpected reaction at all times and in any setting. There are some medications to treat the symptoms of an allergic reaction, like antihistamines to treat hives or epinephrine auto-injectors to treat anaphylaxis. None of these medications treat the underlying condition, and patients who use epinephrine need to go to the emergency room immediately for further treatment.

OMIT is expected to have many advantages over other food allergy therapies under development by other companies. These include:

- Minimized side effects due to limited exposure of allergens with the stomach and esophagus (connects the throat and stomach). Allergens are spit out with the OMIT toothpaste after two minutes of brushing.
- Optimized efficacy due to two minutes of allergen contact with the entire interior of the oral cavity.
- Combining daily administration with the daily habit of tooth brushing. It is expected to simplify long-term, adherent use of treatment, which in turn supports ongoing maintenance of food allergen tolerance.
- No need to add an additional medication to the daily routine, such as skin patches. OMIT's ease of use will help minimize an allergic person's feeling of being sick or "not normal."



Progress

- 2013 - 2018: Multiple clinical publications demonstrating sublingual drops delivered under the tongue, also known as SLIT, can be a safe and effective treatment for peanut allergy. SLIT is similar to OMIT in that it brings food allergens into regular, brief contact with oral tissues. These successful SLIT studies therefore provide compelling evidence that OMIT can treat peanut allergy patients.
- December 2015: Intrommune Therapeutics established as a company.
- December 2015: Intrommune Therapeutics licenses global rights to develop food allergy OMIT from Allovate Therapeutics.
- January - May 2016 - Intrommune assembles scientific advisory board of accomplished academic research thought-leaders in clinical immunology, pediatrics, and food allergy.
- March 2016 - Initial patent for OMIT for food allergies issued in the United States.
- April 2016 - Publication of 12 month pilot study demonstrating OMIT safety and efficacy to be comparable to SLIT in reducing airborne allergy symptoms.
- December 2016 - First patent for OMIT for food allergies issued in Japan.
- January 2017 - Patent for OMIT for food allergies issued in Australia.
- November 2017 - Second patent for OMIT for food allergies issued in Japan.
- December 2017 - License agreement is amended.
- 2016 to 2018 - Pre-clinical and clinical trial protocols developed in conjunction with food allergy experts, patients and clinical trial experts.
- May 2018 - Submitted Pre-IND Meeting Request to the U.S. FDA
- July 2018 - Pre-IND Meeting Expected With the U.S. FDA

Press mentions

- AllyWatch - You Will Not Believe What This NYC Startup is Doing With Toothpaste →
- Business Insider - This company wants to make treating peanut allergies as easy as brushing your teeth →
- Snack Safely - Intrommune Therapeutics Seeks Crowdfunding for Novel Toothpaste Immunotherapy →
- Asthma Allergies Children - New Idea for Immunotherapy–an Interview with Dr. Toothpaste →
- Popular Science - Forget allergy shots. Try allergy toothpaste →
- Interview with ceocfointerviews.com →

Team

Intrommune benefits from a talented team that is passionate about helping those who suffer from allergic disorders. The team members collectively have extensive experience with academic and commercial aspects of drug development. The company also receives important clinical counsel from trusted academic thought leaders in pediatrics and food allergies.



Michael Nelson, J.D.

Chief Executive Officer and Co-Founder

Mr. Nelson graduated from Cornell University with a B.S. in Biology and a concentration in Biochemistry and received his J.D. from New York University School of Law. He is a serial entrepreneur with a background in law, finance and management. Previously, he was an analyst at Barclays Capital and ING where he helped analyze and invest in numerous life science companies and manage portfolios of up to $2 billion, was a health care investment banker at CIBC World Markets and was head of health care at Westwood Capital and practiced law at Willkie Farr & Gallagher and Dewey Ballantine. Mr. Nelson is currently CFO at Allovate Therapeutics, CFO at Immunovent, and a periodic advisor to Westwood Capital.



Anthony Robinson, M.S., CRNP, M.B.A.

Chief Operating Officer and Co-Founder

Mr. Robinson received his BS from Cornell University, MS from MCP Hahnemann/Drexel University and MBA from The Pennsylvania State University. He is a serial entrepreneur and management consultant specializing in bringing drug discoveries to commercialization. Mr. Robinson's background includes product development and commercial leadership at Bryn Mawr Rehab Hospital, Covance Inc. and Shire plc. In 2013 Mr. Robinson started Barclay Consulting, a management consulting company to life science and healthcare investment funds, startups and large private companies to which he provided market feasibility, product development plans, commercial scale-up activities and financing support to commercialize client discoveries. Mr. Robinson has been an advisor and angel investor to Allovate Therapeutics and Immunovent since 2013, and became chief operating officer for Intrommune Therapeutics in 2016.



Erick Berglund, Ph.D. Chief Science Officer and Co-Founder

Dr. Berglund received his BS and MS from the University of N.H. and Boston University School of Medicine, respectively, then received his PhD in biochemistry from Goethe University in Frankfurt, Germany. He initially worked as a researcher at Sanofi-Aventis, then became a USPTO registered patent agent, going on to work in business development and strategy at Kyorin Pharmaceuticals, and then as CEO of Vaxiva Biosciences, a Tokyo-based vaccine company. He is currently the CEO of Allovate Therapeutics. Prior to launching Allovate Therapeutics, Dr. Berglund was a Medical Strategy Director at H4B Chelsea, a global healthcare communications consultancy in NYC.

Advisors



William Reisacher, M.D. Scientific Advisory Board

Dr. William Reisacher is an Associate Professor of Otolaryngology - Head and Neck Surgery and Director of Allergy Services at Weill Cornell Medical College in NYC. He graduated from Cornell University and received his medical degree from The Mount Sinai School of Medicine. Dr. Reisacher is a fellow of the American Academy of Otolaryngic Allergy (AAOA), where he has also served on the Board of Directors. He has been a co-founder, inventor and senior advisor for several early-stage companies in the biotechnology and digital health-tech spaces.



Prof. Wesley Burks, M.D. Clinical Advisory Board

Dr. A. Wesley Burks is Executive Dean for the University of North Carolina at Chapel Hill School of Medicine, the Curnen Distinguished Professor of Pediatrics, and Executive Director of the UNC Food Allergy Initiative. Dr. Burks joins the Intrommune Advisory Board with 30 years' experience conducting and leading clinical research on clinical presentations of food allergy, the properties of foods contributing to allergenicity, and food allergy immunotherapy, including pioneering research on sublingual immunotherapy for peanut allergy



David Fleischer, M.D. Clinical Advisory Board

Dr. David Fleischer is Associate Professor of Pediatrics at the University of Colorado School of Medicine, Director of the Food Challenge Unit at Colorado Children's Hospital, and board certified in both Allergy and Immunology and Pediatrics. He has led research sites for numerous multi-center studies, including NIH-NIAID funded CoFAR studies on peanut sublingual immunotherapy, egg oral immunotherapy, and the causes and progression of peanut allergies.



Matthew Greenhawt, M.D. Clinical Advisory Board

Dr. Matthew Greenhawt is Assistant Professor of Pediatrics at the University of Colorado School of Medicine. He brings expertise in health services research, healthcare policy, and biostatistics. He has published over 50 articles on topics including the impact of food allergies on quality of life, vaccine safety, and food allergy healthcare policy, in addition to funded research into phenotypes in eosinophilic esophagitis and cost-effectiveness analysis.



Danya Glabau, Ph.D. Medical Affairs Advisor

Dr. Glabau is a medical anthropologist specializing in the study of food allergy, health, and chronic disease. She holds a doctorate from Cornell University in Science and Technology Studies and has published numerous popular and social scientific articles about allergy, health care, and food. Dr. Glabau works with companies in the healthcare and technology industries as a research expert and advisor. She is also a Faculty member of the Brooklyn Institute for Social Research and an Adjunct Instructor at NYU Tandon School of Engineering.

Pitch Deck

Intrommune Therapeutics

Company Overview

Peanut Allergy: A Global Problem



- Diagnosis increased 445% in 12 years
- Occurs in 0.5-1.5% of general population of western countries
- Over 3 million peanut allergic in U.S., including 1.5 million children
- Direct costs of childhood food allergies is $6 billion yearly in the U.S. alone
- No approved treatment

Dyer AA, et al. Allergy Asthma Proc. 2015;36(1):58-64.
Sicherer SH and Sampson HA. JACI 2014;133(2):291-307.
Gupta R et al. JAMA Pediatr. 2013;167(11):1026-31.
www.foodallergy.org

A Novel Solution:
Oral Mucosal Immunotherapy (OMIT)



Peanut-derived proteins



Specialized toothpaste



Effortless daily administration

New "Easy-to-Use" Allergy Treatment Platform

Benefits of OMIT for Allergy Immunotherapy

Optimize Efficacy
- Simple daily administration supports long-term use
- Contacts entire interior of mouth including areas with high concentrations of oral immune cells

Optimize Safety
- Limits swallowing and avoids contact with stomach and esophagus
- Controlled time of contact with allergens



Optimize Usability
- OMIT replaces your normal toothpaste
- Helps users avoid feeling sick or "not normal"

Roadmap for Success

2018
- Crowdfunding campaign
- Optimize formulation of Peanut OMIT to FDA standards
- Pre-IND and IND meetings with FDA for Peanut OMIT

2020 and Beyond
- Complete clinical studies of Peanut OMIT (Phase II/III studies)
- Obtain FDA and international approvals of Peanut OMIT

2019
- Results of first clinical study of Peanut OMIT (Phase I study)
- Initiate development of additional food allergy OMIT products

OMIT Advances Peanut Allergy Immunotherapy

OMIT efficacy demonstrated with non-food allergies*

Studies have shown that therapeutic placement of peanut extracts under the tongue (sublingual immunotherapy or SLIT) can be safe and effective*



*See Scientific Appendix for more info

OMIT is Protected by Patents

- Platform exclusively licensed for food allergy OMIT
- Initial four OMIT patents issued in United States, Japan, Australia in 2016-2017
- Additional patents pending internationally
- Global protection expected through 2033 and beyond



Intrommune Has Global Exclusive License For Food Allergy Immunotherapy

Competitive Advantages of OMIT

Daily Immunotherapy Administration	Projected Efficacy	Projected Safety	Support of Long-Term Adherence
Toothpaste (OMIT)	High	Very High	Very High
Skin Patch (EPIT)	Low	Very High	Low
Ingestion (OIT)	High	Low	Low
Placement Under Tongue (SLIT)	Medium	Medium	Low

Comparables

	Intrommune	Aimmune (AIMT)	DBV Technologies (DBVT)
Delivery	Toothpaste **(OMIT)**	Ingestion (OIT)	Skin Patch (EPIT)
Ownership	Private	Public	Public
Equity Valuation*	$15 million	$1.8 billion	$1.4 billion

*As of April 11, 2018

Use of Proceeds

- R&D: pre-clinical and clinical development and investigations
- CMC: stability testing/manufacturing
- Working Capital/G&A
- FDA Regulatory: pre-IND interactions and IND filings
- Fundraising Fees

Company Leadership



Michael Nelson, JD
Chief Executive Officer
30 years of start-up, finance and legal experience



Anthony Robinson, MS, CRNP, MBA
Chief Operating Officer
30 years of clinical and pharmaceutical development experience



Erick Berglund, PhD
Chief Scientific Officer
25 years of scientific, start-up, and intellectual property experience



William Reisacher, MD
Senior Scientific Advisor & Co-Founder
Associate Professor of Otolaryngology
Weill Cornell Medical College
Associate Attending Otolaryngologist
New York - Presbyterian Hospital



Wesley Burks, MD, FAAAAI
Executive Dean, UNC Medical School
Distinguished Professor of Pediatrics
Physician in Chief of North Carolina Children's Hospital



David Fleischer, MD
Associate Professor of Pediatrics - Allergy
Children's Hospital Colorado
University of Colorado Denver School of Medicine



Matthew Greenhawt, MD, FAAP, MBA
Assistant Professor of Pediatrics - Allergy
Children's Hospital Colorado
University of Colorado Denver School of Medicine



Danya Glabau, PhD
Founder, Implosion Labs
Faculty, Brooklyn Institute for Social Research
Adjunct Faculty, NYU Tandon School of Engineering

Thank You

Michael Nelson, JD
Chief Executive Officer
Direct 646.494.8432
mnelson@intrommune.com

Scientific Appendix

Immunology And Biology Of OMIT

1. Following OMIT administration, **allergen proteins bind to epithelial cells within minutes**, then cross the oral mucosa 15-30 minutes later. Allergen is subsequently captured by Langerhans cells within the mucosa itself and myeloid dendritic cells along the lamina propria. These cells process the allergens into small peptides that are presented in association with MHC class I and class II molecules at the cell surface.
2. Those cells loaded with allergen-derived peptides reach cervical lymph nodes within 12 to 24 hours, where they interact with naive CD4+ T cells to support the differentiation of Th_1 and T_{Reg} cells within two to five days.
3. These CD4+ T cells subsequently migrate back to mucosal tissues, resulting in allergen tolerance with down-regulation of preexisting Th_2 responses.



Allergen via OMIT
Cell Mediators



SOY MILK

4. T_{Reg} and Th_1 cells inhibit Th_2 cells, which in turn inhibits Th_2 production of cytokines such as IL-3, IL-4, IL-5, and IL-9. These cytokines drive the differentiation, survival and activity of mast cells, basophils, eosinophils – the cells whose disproportionately high populations and errant activation cause the acute clinical symptoms of food allergies, including anaphylaxis.

14

OMIT Targets Entire Oral Mucosa



Palatum
Bucca (cheek)
Lingua (tongue)
Sublingua
Gingiva
Vestibulum



OMIT Toothpaste Tissue Contact
Langerhans cells
0
10
20
30
40
50
60
Vestibulum
Bucca
Palatum
Lingua
Sublingua
Gingiva
Number of LCs in different anatomical locations of the oral cavity

Optimizes Exposure To Oral Immune Cells

15

OMIT Successfully Tested in Non-Food Allergy

	OMIT Respiratory Clinical Investigation
Location	Weill Cornell Medical College
Grant Funding	Empire State Development's Division of Science, Technology and Innovation (NYSTAR)
Size	24 allergic rhinitis patients
Duration	12 months
Final Patient Enrolled	June 25, 2014
Design	• Open label • 12 patients using OMIT vs. 12 patients using SLIT allergy drops • "Real-World" allergen treatment
Results	• Safe and efficacious • Supports improved adherence compared to SLIT drops • Reduction in symptom scores and medication use • Biomarker trends (IgE, IgG4) indicate development of immunological tolerance


Oral mucosal immunotherapy for allergic rhinitis: A pilot study

16

Peanut SLIT Studies: Precedent for INT-301

PI/First Author	Study Status	Primary Outcome	Subjects	Duration	Safety	Efficacy
Wesley Burks/Edwin Kim	Published 2011[1]	**1st clinical evidence of desensitization**	**18 children age 1-11**	12 months, ongoing follow up	No emergency epinephrine in 4,182 active doses	20x increase in peanut safely consumed
Wesley Burks/David Fleischer	Published 2013[2], 2015[3]	**1st double-blind placebo controlled trial**	**40 subjects age 12-37**	68 weeks	1 of 11,854 active doses required epinephrine	Statistically significant desensitization in majority
Robert Wood	Published 2015[4]	**Compare efficacy & safety of peanut SLIT (3.7mg/day) vs. OIT (2000mg/day)**	**21 children age 7-13**	18 months	SLIT significantly superior in safety	SLIT effective; OIT efficacy superior, but 4/11 dropped out
Wesley Burks	Ongoing, interim data[5,6]	**Effect of early intervention**	**50 children age 1-11**	66 months	No safety issues reported	Desensitization to median 2900mg at 48 months; Sustained unresponsiveness (interim data)
Robert Wood	Ongoing, unpublished[7]	**Efficacy and safety of dissolving sublingual film**	**15 subjects age 18-50**	18 months	Unpublished	Unpublished
Wesley Burks	Ongoing, unpublished[7]	**FARE-sponsored early intervention**	**50 subjects age 1-4**	36 months	Unpublished	Unpublished

17

Download presentation

Be a part of Intrommune Therapeutics

This is a side-by-side offering of Class A Units, under registration exemptions 4(a)(6) and Rule 506(c) of Regulation D, in ZENII, LLC, doing business as Intrommune Therapeutics. Up to $1,070,000.00 may be raised under the 4(a)(6) exemption. Netcapital will determine which exemption applies to your investment and notify you before you complete your investment. Intrommune's managers, officers, affiliates and other related parties may (but are not required to) invest in the offering on the same terms as other investors.

The amount raised under the two exemptions must total at least $10,000 by June 29, 2018 at 4:00pm ET. If the total doesn't reach its target, then your money will be refunded. Intrommune Therapeutics may issue additional securities to raise up to $2,000,100, the offering's maximum.

$61,426 raised!

$10,000 minimum

If the side-by-side offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its "post-money valuation") will be:

17,000,100 units × $1.00 per unit
= $17,000,100 implied valuation

Use of Proceeds

Intrommune will allocate proceeds towards Research and Development, specifically pre-clinical and clinical development and investigations, Chemistry, Manufacturing and Controls, Stability Testing and FDA regulatory requirements such as pre-IND interactions and IND filings.

Financials

Intrommune Therapeutics' official name is ZENII, LLC, so that's the name that appears in the statements below. Since December 31, 2017, the date of the most recent balance sheet, Intrommune Therapeutics has completed an equity split of 1 Class A Unit into 150 Class A Units.

These financial statements have been reviewed by an independent Certified Public Accountant.

Independent Accountant's Review Report

Financial Statements as of December 31, 2017 and 2016 and for the years then ended:

1. Balance Sheets
2. Statements of Operations
3. Statements of Changes in Members' Equity (Deficit)
4. Statements of Cash Flows

Notes to Financial Statements

Download

Intrommune Therapeutics' SEC filings

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemptions 4(a)(6) and Rule 506(c) of Regulation D of the Securities Act of 1933. Similar information is sometimes offered in a Private Placement Memorandum for 506(c) offerings.

- Latest offering statement

Ask Intrommune Therapeutics a question

Proofread your comment before submitting: once it's posted, you can't edit or delete it. For the fastest help with the web site, email help@netcapital.com instead of commenting.

Type your question or comment here

Post

Understand the risks

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.